Exhibit 99.1

Vast Announces Appointment of Two Additional Directors to its Recently Expanded Board of Directors

Sydney & Houston, 12 January 2024 - Vast Renewables Limited (Vast) (Nasdaq: VSTE), a renewable energy company specializing in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced the appointment of two additional directors, Peter Botten and Tom Quinn.

The appointment of Mr. Botten and Mr. Quinn, as well as the appointments made last month in connection with the closing of Vast’s business combination with Nabors Energy Transition Corp., underscore Vast’s dedication to high standards of corporate governance and strategic oversight.

Vast’s board of directors is comprised of esteemed professionals who bring a wealth of experience with listed firms in the U.S. and Australia, as well as deep expertise in the global energy industry. The board will play a pivotal role in shaping the company’s direction, ensuring it remains at the forefront of renewable energy technology, continuing to deliver value to its shareholders, employees, customers and the communities in which it operates.

The board now comprises:

Peter Botten (Chairman): Mr. Botten is a distinguished ex-Chief Executive and internationally recognized business leader, with over 40 years of experience in the resources sector. With an illustrious career, including over 26 years as Managing Director of the international energy company Oil Search, Mr. Botten was one of the longest-serving Chief Executives on the Australian Stock Exchange.

Craig Wood: Mr. Wood is the CEO of Vast. He brings a wealth of experience, with a background in finance and investment, and leadership positions in industrial and manufacturing organizations. His diverse career has spanned key locations including Sydney, New York, London and Perth with notable roles at Archer Capital, Lehman Brothers, Clough Engineering and Brownes Dairy. Mr. Wood’s visionary leadership has been instrumental in Vast’s success in revolutionizing the CSP landscape.

Colleen Calhoun: Ms. Calhoun currently serves as a director of Quaise Energy, Via Separations and Nabors Transition Corporation II (NYSE: NETD). Ms. Calhoun’s diverse experience encompasses leading complex project and structured finance transactions, heading the marketing and strategy team for General Electric’s Power and Water business, and investing venture capital across the energy value chain.

Tom Quinn: Mr. Quinn is an established energy transition leader whose track record of inclusive, accountable leadership has delivered sustainable growth in major diversified Australian, European, North American, and Asian businesses. Mr. Quinn brings to the Vast board C-Suite global expertise in engineering, construction and maintenance enterprises in infrastructure, energy, resources, industrial and social services sectors.

William Restrepo: Mr. Restrepo is the CFO of Nabors Industries Inc. He has extensive US and global expertise in corporate finance, tax, capital markets, strategic planning and M&A, and operational experience in several international markets. He has held CFO positions at Smith International and Pacific Drilling, following a 20-year career at Schlumberger. Mr. Restrepo currently serves on the boards of directors for Quaise Energy, Sage Geosystems and UCAP Maxwell. He has also served on the boards of Reelwell AS, SANAD - Saudi Aramco Nabors Drilling, C&J Energy Services, Probe Technologies and Platinum Energy Solutions.

Colin Richardson: Mr. Richardson is the Chairman of MA Money. He sits on various investment committees for funds managed by MA Financial Group and holds positions on the boards of various Twynam Group companies. Mr. Richardson's distinguished investment banking career includes previous roles as Managing Director at Rothschild, Managing Director and Head of M&A for Australia and New Zealand at Citigroup and Managing Director in M&A at Deutsche Bank.

John Yearwood: Mr. Yearwood currently holds positions on the boards of directors for several prominent companies including Nabors Industries Inc and Technip FMC. He has a notable history of board service, having previously been a member of the boards of Barra Energia, Sabine Oil & Gas LLC, Premium Oilfield Services LLC, and Dixie Electric LLC. Mr. Yearwood also served as the Chief Executive Officer, President and Chief Operating Officer of Smith International, Inc.

Craig Wood CEO of Vast said, "We are incredibly excited to welcome our new board members. Their collective expertise and leadership capabilities align perfectly with Vast’s vision and goals for the future. We look forward to achieving new milestones under their guidance.”

“Our new board is a vote of confidence in Vast and our proprietary CSP v.3.0 technology, which will help decarbonize electricity and industry, as well as the shipping and aviation industries through the production of green fuels.”

Peter Botten, Chairman of Vast, said “I am delighted to lead the board of such an innovative and forward-looking company. With its development of utility-scale CSP projects in Australia and pipeline of projects around the world, Vast has the potential to revolutionize the energy sector with utility-scale, zero carbon dispatchable heat, power and green fuels.”

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to cSp utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts

For Investors: Caldwell Bailey ICR, Inc. VastIR@icrinc.com

For US media: Matt Dallas ICR, Inc. VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Business Combination, the benefits of the Business Combination and Vast's future financial performance following the Business Combination, as well as Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "could," "should," “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of the Business Combination; costs related to the Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.